UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3 )

INDIA GLOBALIZATION CAPITAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)
45408X100
(CUSIP Number of Common Stock Underlying Warrants)
Ram Mukunda
India Globalization Capital, Inc.
4336 Montgomery Ave
Bethesda, Maryland 20814
(301) 983-0998
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)
WITH COPY TO:
Michael E. Blount, Esq.
Stanley S. Jutkowitz, Esq.
Seyfarth Shaw LLP
131 S. Dearborn Street, Suite 2400
Chicago, Illinois 60603-5803
(312) 460-5000

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of filing fee(1)(2)(3)
$2,498,895	$98.21

(1)	Estimated for purposes of calculating the amount of the filing fee only. India Globalization Capital, Inc. (the “Company”) is offering holders of 23,799,000 of the Company’s warrants (the “Warrants”), which consist of: (i) 22,609,000 Warrants issued on March 8, 2006 in the Company’s initial public offering (the “IPO”), (ii) 340,000 Warrants initially issued to Ram Mukunda, Ranga Krishna and John Cherin in a private placement of 170,000 units consisting of 170,000 shares of Common Stock and the 340,000 Warrants immediately prior to the Company’s IPO, and (iii) 850,000 Warrants issued to Oliveira Capital, LLC in a private placement pursuant to a certain Note and Warrant Purchase Agreement dated February 5, 2007, to (i) permit temporarily, instead of paying the exercise price of such Warrants of $5.00 the exchange of 5 warrants and $0.55 for one share of common stock and (ii) permit the exercise of the Warrants by tendering in lieu of cash twelve (12) Warrants for one (1) share of Common Stock. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the publicly traded Warrants on November 21, 2008.

(2)	Calculated at $39.30 per $1,000,000 of the Transaction Valuation.

(3)	Previously paid..

☐	Check the box if any part of the fee is offset as provided by Rule 011 Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Form or Registration Number: N/A Filing Party: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

INTRODUCTION

     This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2008, by India Globalization Capital, Inc. (the “Company”), as amended by Amendment No. 1 to Schedule TO filed with the SEC on December 19, 2008 (“Amendment No. 1”) and Amendment No. 2 to Schedule TO filed with the SEC on January 7, 2009 (“Amendment No. 2” and together with the Original Schedule TO and Amendment No. 1, the “Schedule TO”). The Schedule TO relates to the offer by the Company (the “Offer”) to all holders of 23,799,000 of the Company’s warrants (the “Warrants”), which consist of 22,609,000 Warrants issued on March 8, 2006 in the Company’s initial public offering (the “IPO”), 340,000 Warrants initially issued to Ram Mukunda, Ranga Krishna and John Cherin in a private placement of 170,000 units consisting of 170,000 shares of Common Stock and the 340,000 Warrants immediately prior to the Company’s IPO, and 850,000 Warrants issued to Oliveira Capital, LLC in a private placement pursuant to a certain Note and Warrant Purchase Agreement dated February 5, 2007, to a) permit the exchange of 5 Warrants and $0.55 for one share of common stock and b) permit the exchange of 12 Warrants for one share of common stock. The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer Letter dated November 24, 2008, a copy of which was attached to the Original Schedule TO as Exhibit (a)(1), as amended by Supplement No. 1 to the Offer Letter, a copy of which was attached to Amendment No. 1 as Exhibit (a)(11).

     This Amendment amends only the items to the Schedule TO that are being amended, and unaffected items are not included herein. Except as specifically set forth herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO. This Amendment speaks only as of the original filing date, and this filing has not been updated to reflect any events occurring after the original filing date or to modify or update disclosures affected by other subsequent events. You should read this Amendment No. 3 to the Schedule TO together with the Schedule TO.

Item 1. SUMMARY TERM SHEET

     Item 1 of the Schedule TO is hereby amended and supplemented by adding the following language:

As set forth in Amendment No. 2, the Company extended the Offer period so that the Offer now expires at 5:00 p.m., United States Eastern Time on the evening of Friday, January 9, 2009, unless further extended by the Company. Based on information provided by Continental Stock Transfer & Trust Company (the ‘‘Depositary’’), as of 5:00 p.m., United States Eastern Time on the evening of Tuesday, January 6, 2009, the time at which the Offer was to expire prior to the extension, 11,919,289 warrants were exercised pursuant to the terms of the Offer in exchange for an aggregate of 1,306,954 shares of Common Stock, of which 2,688,685 warrants were exercised with an aggregate cash payment of $295,755.35 in exchange for an aggregate of 537,737 shares of Common Stock and 9,230,604 warrants were exercised by exchange of warrants in exchange for an aggregate of 769,217 shares of Common Stock.

Item 4. TERMS OF THE TRANSACTION

(a)	Item 4 of the Schedule TO is hereby amended and supplemented by adding the language set forth above under Item 1. Such language is incorporated herein by reference.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)	Offer Letter to Warrant Holders, dated November 24, 2008.*

	(2)	Letter of Transmittal.*

	(3)	Notice of Guaranteed Delivery.*

	(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

	(5)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

	(6)	Prospectus dated November 12, 2008 contained in Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1 and filed November 12, 2008 (Incorporated herein by reference).*

	(7)	Annual Report on Form 10-KSB for the year ending March 31, 2008 and filed July 16, 2008 (Incorporated by reference herein).*

	(8)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and filed August 18, 2008 (Incorporated herein by reference). *

	(9)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and filed with the SEC on November 14, 2008 (Incorporated herein by reference).*

	(10)	Press Release dated November 24, 2008.*

	(11)	Supplement No. 1 to Offer Letter to Warrant Holders, dated December 19, 2008.**

	(12)	Press Release dated January 6, 2009.***

(b)	Not applicable.

(d)	Not applicable.

(g)	None.

(h)	Not applicable.

*     Previously filed with the Original Schedule TO.
**   Previously filed with Amendment No. 1 to Schedule TO.
***  Previously filed with Amendment No. 2 to Schedule TO.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INDIA GLOBALIZATION CAPITAL, INC.

By:	/s/ Ram Mukunda
Name:	Ram Mukunda
Title:	Chief Executive Officer and President

     Date: January 8, 2009